Exhibit 99.1

Real Housewives of Orange County Star Gretchen Rossi Reveals Next and Best in Beauty Live from the World’s Most Exclusive Aesthetics Conference

GretchenProject.com Launches to Chronicle 5-Continent Congress

YOKNEAM, Israel and IRVINE, Calif.—August 25, 2009 –  Gretchen Rossi, star of the Bravo reality show hit the ‘Real Housewives of Orange County’, will report live on the latest in beauty advancements from the 5-Continent Congress in Nice, France, Sept. 10-12.  Bringing physicians, consumers and media the latest global trends in aesthetic products and treatments all as-it-happens, http://gretchenproject.com will feature Twitter updates and video and audio interviews with attendees from the event.

“I’m in my early 30s and never want to look a day older than I do today,” stated Rossi.  “Like many women, I am confused by the clutter in the beauty industry – what works and what is purely hype?  I’m looking forward to getting the REAL answers from the world’s top experts and sharing the scoop with any and everyone.”

At the 5-Continent Congress (http://laser-nice.com), physicians from all over the world will come together to interact, share beauty trends and treatment successes, and participate in advanced training.

“My colleagues and I developed the 5-Continent Congress to focus on basic science and controversies in the field of aesthetic medicine, which many times are not covered at traditional physician conferences,” added board-certified dermatologist Dr. Michael H. Gold.

Sponsored by Syneron Medical Ltd. (NASDAQ: ELOS), http://www.syneron.com, a leading innovator in medical aesthetic devices, 5-Continent Congress’ GretchenProject.com audio, video and Twitter reports will follow Rossi as she uncovers the new, now and next in aesthetic beauty products and treatments.

“In a year when many budgets were tightened, we are hosting GretchenProject.com to help physicians and members of the media who cannot attend understand what is a trend now, what will be a trend in two years and what to expect even further in the future,” said board-certified dermatologist Dr. David Goldberg.

 For more information and to view Gretchen Rossi’s coverage, please visit http://gretchenproject.com or follow her on Twitter @GretchenTV.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elōs™ combined-energy technology of bi-polar radio frequency and light. The company's innovative elōs technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle treatment , rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions,  the treatment of acne, leg veins, cellulite and (thighs) circumferences reduction, as well as laser assisted lipolysis. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American headquarters in Irvine, California, and Asia-Pacific headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at http://www.syneron.com.

Syneron and the Syneron logo are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. All other names are the property of their respective owners.

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For more information, please contact:

Angela Leon, Airfoil PR for Syneron

248-304-1445

leon@airfoilpr.com